March 31, 2025

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2024 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC").  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2024.

I, William Richard McBride, P.Eng., PEO, Senior Principal Mining Engineer at WSP Canada Inc., hereby consent to the use of my name in the Annual Report, and in the Registration Statement on Form F-10 (File No. 333-273734) and the Registration Statements on Form S-8 (File Nos. 333-258124 and 333-284314) of the Company (together, the "Registration Statements"), in connection with reference to my involvement in the preparation of part of the following:

  Technical Report titled "Mineral Resource and Mineral Reserve Update, Los Gatos Joint Venture, Chihuahua, Mexico" with an effective date of July 1, 2024; (the "Technical Report");

and to any quotation from or summarization in the Annual Report and Registration Statements of the parts of the Technical Report Summary for which I am responsible.

Yours truly,

/s/ William Richard McBride
William Richard McBride, Registered Member PEO #29888013